02020036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2002

NORTH PACIFIC GEOPOWER CORP.

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. Press Releases dated: March 5:

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F_____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date March 5, 2002: By Paul Mann
Paul Mann, Chief Financial Officer

March 5, 2002
NEWS RELEASE **CDNX Trading Symbol: NPP**

NEW DIRECTOR APPOINTED

VANCOUVER, Canada, March 5, 2002, CDNX Trading Symbol: NPP - North Pacific GeoPower Corp. (the "Company") announces that Jan A. Vestrum has been appointed a Director of the Company, effective February 28, 2002.

Mr. Vestrum is the Chief Executive Officer of Crew Development Corporation, which owns 87% of the Company. He holds a M.Sc. (1984) in engineering from The Norwegian Institute of Technology, Mining Department, and has extensive experience as a senior executive in the resource and technology industries and corporate finance from companies such as Schlumberger, Baker Hughes, Merrill Lynch and Christiania Bank (Nordea Bank from 2001).

Jon Steen Petersen has stepped down as a Director in order to allow Mr. Vestrum to take a seat on the Board. The Company thanks Mr. Petersen for his valuable input as a Director, and is very pleased that his extensive geological expertise will remain available to the company through his ongoing position with Crew.

Corporate Overview:
North Pacific GeoPower Corp. is dedicated to the development of its 100% owned, Meager Creek Geothermal Project, held under the only geothermal lease issued in Canada for the commercial production of electricity. The project is located 170 km north of Vancouver, British Columbia and has an estimated development potential of 200 MW of electricity. Over a projected 25-year production life, 200 MW of production is the energy equivalent of over 100 million barrels of oil.

On behalf of North Pacific GeoPower Corp.

"*John M. Darch*"
Chairman

For more information or to be put on our e-mail list, please contact the Vancouver office, (604) 662-3338 or US/Canada Toll Free: 1-866-818-2211, email: info@npgeopower.com or visit our website at http://www.npgeopower.com

#400 – 837 West Hastings Street
Vancouver, BC V6C 3N6
Telephone: 604 662 3338
Facsimile: 604 682 0566
Toll Free: 1 866 818 2211
Website: http://www.npgeopower.com
e-mail: info@npgeopower.com